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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                                INTERDENT, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45865R109
                                   ---------
                                 (CUSIP Number)

                           Harvey M. Eisenberg, Esq.
                       O'Sullivan, Graev & Karabell, LLP
                              30 Rockefeller Plaza
                                   24th Floor
                            New York, New York 10112
                                 (212) 408-2400


-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 12, 1999
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) and (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 14 Pages

                                  Schedule 13D

Company:  InterDent, Inc.                             CUSIP Number:  45865R109
--------                                              -------------

-------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          CB Capital Investors, L.P. - 13-3986302
-------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
              -----------------------------------------------------------------

          (b)
              -----------------------------------------------------------------
-------------------------------------------------------------------------------
   3.     SEC Use Only

-------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)   WC

-------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization   California


-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                       7. Sole Voting Power     $15,000,000.00 in aggregate
                                                principal amount of 7.0%
                                                Convertible Subordinated Notes
                                                initially convertible into
                                                1,628,664 shares of Common
                                                Stock and 1,085,767 shares of
                                                unregistered Series D Preferred
                                                Stock initially convertible
                                                into 1,085,767 shares of Common
                                                Stock

Number of Shares      ---------------------------------------------------------
Beneficially Owned     8. Shared Voting Power   Not applicable
by Each Reporting
Person With           ---------------------------------------------------------
                       9. Sole Dispositive      $15,000,000.00 in aggregate
                          Power                 principal amount of 7.0%
                                                Convertible Subordinated Notes
                                                initially convertible into
                                                1,628,664 shares of Common
                                                Stock and 1,085,767 shares of
                                                unregistered Series D Preferred
                                                Stock initially convertible
                                                into 1,085,767 shares of Common
                                                Stock
                      ---------------------------------------------------------
                       10. Shared Dispositive   Not applicable
                           Power
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially               $15,000,000.00 in aggregate
    Owned by Each Reporting Person              principal amount of 7.0%
                                                Convertible Subordinated Notes
                                                initially convertible into
                                                1,628,664 shares of Common
                                                Stock and 1,085,767 shares of
                                                unregistered Series D Preferred
                                                Stock initially convertible
                                                into 1,085,767 shares of Common
                                                Stock
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
                                                11.55% of Common Stock
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

         PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                              Page 2 of 14 Pages

                                  Schedule 13D

Company:  InterDent, Inc.                             CUSIP Number:  45865R109
--------                                              -------------

Item 1.  Security and Company.

This statement relates to the Common Stock, $.001 per share par value (the "Common Stock"), of InterDent, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 222 North Sepulveda Boulevard, El Segundo, California 90245.

Item 2.  Identity and Background.

         The response to Item 2 is amended in its entirety to read as follows:

         This statement is being filed by CB Capital Investors, L.P., a Delaware limited partnership ("CBCI, L.P."), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CBCI, L.P. is CB Capital Investors, Inc., a Delaware corporation ("CBCI"), whose principal business office is located at the same address as CBCI, L.P. CBCI is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation, which is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation, both of whose principal business offices are located at 270 Park Avenue, 5th Floor, New York, New York 10017. The limited partner of CBCI, L.P. is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CBCI, L.P. CCP is also the investment manager of CBCI.

         CBCI, L.P. and CBCI are engaged in the venture capital and leveraged buyout business. The directors of CBCI are Jeffrey C. Walker and Donald J. Hofmann. The executive officers of CBCI are Jeffrey C. Walker, Chief Executive Officer; Donald J. Hofmann, President; George E. Kelts, Vice President; Mitchell J. Blutt, M.D., Secretary and Robert C. Carroll, Assistant Secretary. Each of the individual general partners of CCP are also officers of CBCI. The address for each of the directors and executive officers of CBCI, each of whom is a U.S. citizen, is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

         CCP is also engaged in the venture capital and leveraged buyout business. Set forth below are the names of each general partner of CCP who is a natural person. Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                                            John R. Baron
                                            Christopher C. Behrens
                                            Mitchell J. Blutt, M.D.
                                            Arnold L. Chavkin
                                            I. Robert Greene
                                            Michael R. Hannon
                                            Donald J. Hofmann
                                            Stephen P. Murray
                                            John M.B. O'Connor
                                            Brian J. Richmand
                                            Shahan D. Soghikian
                                            Jonas Steinman
                                            Jeffrey C. Walker
                                            Damion E. Wicker, M.D.



                              Page 3 of 14 Pages

                                  Schedule 13D

Company:  InterDent, Inc.                             CUSIP Number:  45865R109
--------                                              -------------

         Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111.

         Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CBCI, L.P. Chase Capital is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation, whose principal business office is located at the same address as CBCI, L.P. The general partner of each of Principals and European Principals is Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer of Chase Capital, each of whom is a U.S. citizen.

         The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

         To CBCI, L.P.'s knowledge, the response to Items 2(d) and (e) of
Schedule 13D is negative with respect to CBCI, L.P. and all persons regarding whom information is required hereunder by virtue of CBCI, L.P.'s response to
Item 2.

         Insofar as the requirements of Items 3-6 inclusive of this Schedule 13D Statement require that, in addition to CBCI, L.P., the information called for therein should be given with respect to each of the persons listed in this
Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CBCI, L.P. should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Company's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Company's Common Stock acquired by CBCI, L.P., neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Company's Common Stock acquired by CBCI, L.P. or a member of a group together with CBCI, L.P. either for the purpose of
Schedule 13D of the Exchange Act or for any other purpose with respect to the Company's Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source of funds for CBCI, L.P.'s acquisition was money held for investment by CBCI, L.P. The aggregate amount of funds used by CBCI, L.P. in making the acquisition was $25,000,000.00.

Item 4.  Purpose of Transaction.

         As more fully described in Item 6, pursuant to the Securities Purchase Agreement (the "Purchase Agreement"), dated May 12, 1998, by and among the Company, CVCA, Sprout Capital VII, L.P. and certain of its affiliated entities ("Sprout", and collectively with CVCA, the "Investors"), CVCA acquired from Gentle Dental $15,000,000.00 in aggregate principal amount of 7.0% Convertible Subordinated Notes (the "Notes"), 100 shares of Gentle Dental Series A Preferred Stock, no par value (the "Gentle Dental Series A Preferred Stock"), and 1,085,767 shares of Gentle Dental Series D Preferred


                              Page 4 of 14 Pages

                                  Schedule 13D

Company:  InterDent, Inc.                             CUSIP Number:  45865R109
--------                                              -------------

Stock, no par value (the "Series D Preferred Stock"). It is not currently anticipated that CVCA will purchase securities at the second closing of the Purchase Agreement (not to occur later than June 30, 1998, the "Second Closing").

         Pursuant to that certain Purchase Agreement, dated as of September 1998, among CCP, CVCA and CBCI, L.P., attached hereto as Exhibit C and incorporated herein by reference, CVCA sold to CBCI, L.P. and CBCI, L.P. purchased from CVCA all of the Notes in aggregate principal amount of $15,000,000, 100 shares of Gentle Dental Series A Preferred Stock and 1,085,767 shares of Gentle Dental Series D Preferred Stock owned by CVCA.

         In order to create the Gentle Dental Series A Preferred Stock, the Gentle Dental Series B Preferred Stock, no par value (the "Gentle Dental Series B Preferred Stock"), the Gentle Dental Series C Preferred Stock, no par value (the "Gentle Dental Series C Preferred Stock"), and the Gentle Dental Series D Preferred Stock, Gentle Dental filed the Amendment to Restated Articles of Incorporation (the "Amendment") on May 14, 1998, which Amendment is incorporated herein by reference as Exhibit B.

         Pursuant to the Purchase Agreement, the Notes are initially convertible into 1,628,664 shares of Gentle Dental Common Stock, no par value (the "Gentle Dental Common Stock") and, as described in the Amendment, the Gentle Dental Series D Preferred Stock is initially convertible into 1,085,767 shares of Gentle Dental Common Stock. The number of shares of Gentle Dental Common Stock issuable upon conversion of such securities was subject to increase by one share for every $9.21 of accrued interest or dividends which Gentle Dental elected not to pay in cash. Also, pursuant to customary anti-dilution provisions contained in the Notes and the Gentle Dental Series D Preferred Stock, the number of shares of Gentle Dental Common Stock issuable upon conversion of such securities was to be adjusted with respect to stock splits and combinations, stock dividends, below market sales, distributions, mergers, consolidations, reorganizations or preferred or convertible security sales. Upon the satisfaction of certain conditions precedent set forth in the Purchase Agreement, the Notes were automatically to be deemed to convert into shares of Gentle Dental Series B Preferred Stock or exchanged for new notes of a new holding company that would own all of the outstanding capital stock of Gentle Dental. The terms of such Gentle Dental Series B Preferred Stock and new notes were to be substantially similar to that of the Notes.

         The holders of Gentle Dental Series A Preferred Stock had the right to appoint one member to the Gentle Dental Board of Directors (the "Gentle Dental Board"). In May 1998, CVCA appointed Eric Green, an employee of CVCA, to the Gentle Dental Board. In addition, if an event of default was to occur under the terms of the Purchase Agreement or related documents, then the holders of the Gentle Dental Series A Preferred Stock were to have the right to elect one additional individual to the Gentle Dental Board. Such an event of default would have occurred if Gentle Dental were to default in the payment of interest on the Notes, a bankruptcy proceeding were to be commenced with respect to Gentle Dental, a final judgment in excess of $5,000,000.00 was to be rendered against Gentle Dental, indebtedness of Gentle Dental in excess of $5,000,000.00 was to be accelerated, a material breach of any of the representations, warranties or covenants contained in the documents related to the transaction was to occur or there was a change in control.

         Pursuant to a merger (the "Gentle Dental Merger") of an acquisition subsidiary of the Company with and into Gentle Dental under and in accordance with that certain Agreement and Plan of Reorganization and Merger (the "Merger Agreement"), dated as of October 15, 1998, as amended February 3, 1999 and February 9, 1999, by and among the Company, Wisdom Holdings Acquisition Corp. I, a Delaware corporation, Wisdom Holdings Acquisition Corp., II, a Delaware corporation, and Gentle Dental and Dental Care Alliance, Inc., a Delaware corporation ("DCA"), on March 12, 1999, the effective date of the Gentle Dental Merger, each outstanding share of Gentle Dental Common Stock was converted into the right to receive one share of the Company's Common Stock, each outstanding share of Gentle Dental Series A


                              Page 5 of 14 Pages

                                  Schedule 13D

Company:  InterDent, Inc.                             CUSIP Number:  45865R109
--------                                              -------------

and Gentle Dental Series D Preferred Stock, respectively, was converted into the right to receive one share of the Company's Series A and Series D Preferred Stock, having the same designations and rights with respect to the Company as the shares of Gentle Dental Preferred Stock had with respect to Gentle Dental. In addition, in connection with the Gentle Dental Merger, the Notes were amended to provide that in each instance in which the Notes were convertible into shares of Gentle Dental capital stock the Notes instead shall be convertible into the same number of shares and series of the Company's capital stock.

         The acquisition of the Company's securities has been made by CBCI, L.P. for investment purposes. Although CBCI, L.P. has no present intention to do so, CBCI, L.P. may make additional purchases of the Company's securities either in the open market or in privately negotiated transactions, including transactions with the Company, depending on an evaluation of the Company's business prospects and financial condition, the market for the securities, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CBCI, L.P. may decide to sell all or part of its holdings of the Notes, the Series A Preferred Stock and the Series D Preferred Stock in one or more public or private transactions.

         Except as set forth in this Item 4, CBCI, L.P. has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CBCI, L.P. reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Company or its subsidiaries, or other transactions which might have the effect of causing the Company's Common Stock to cease to be listed on the NASDAQ or causing the Company's Common Stock to become eligible for termination of registration, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 5.  Interest in Securities of the Company.

         CBCI, L.P. is deemed to be the beneficial owner of 2,714,431 shares of the Company's Common Stock. CBCI, L.P.'s deemed beneficial ownership represents 11.55% of the Company's Common Stock on a fully diluted basis. Except as set forth in Item 4, CBCI, L.P. has sole voting power and dispositive power with respect to its shares of Common Stock. CBCI, L.P. is the record holder of $15,000,000.00 in aggregate principal amount of the Notes, 100 shares of the Company's Series A Preferred Stock and 1,085,767 shares of the Company's Series D Preferred Stock.

         Except as reported in Item 6 below and incorporated herein by reference, there have been no transactions with regards to the Notes, the Series A Preferred Stock or the Series D Preferred Stock during the past sixty days which are required to be reported in this Statement. No person other than CBCI, L.P. has the right to receive or the power to direct the receipt of (i) interest from or the proceeds from the sale of the Notes owned beneficially by CBCI, L.P., (ii) the proceeds from the sale of the Series A Preferred Stock owned beneficially by CBCI, L.P. or (iii) dividends from or the proceeds from the sale of the Series D Preferred Stock owned beneficially by CBCI, L.P.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

         CVCA acquired beneficial ownership of the Notes, the Gentle Dental Series A Preferred Stock and the Gentle Dental Series D Preferred Stock pursuant to the Purchase Agreement, attached hereto as Exhibit A and incorporated by reference. Under the Purchase Agreement, the Investors are

                              Page 6 of 14 Pages

                                  Schedule 13D

Company:  InterDent, Inc.                             CUSIP Number:  45865R109
--------                                              -------------

permitted to purchase up to $30,000,000 in aggregate principal amount of the Notes, 100 shares of the Series A Preferred Stock, 100 shares of the Series C Preferred Stock and 2,000,000 shares of the Series D Preferred Stock. As of the first closing on May 18, 1998 (the "First Closing"), the Investors were obligated to purchase $25,500,000.00 in aggregate principal amount of the Notes, of which CVCA purchased $15,000,000.00 in aggregate principal amount, $100.00 of the Series A Preferred Stock, or 100 shares, of which CVCA purchased 100 shares, $100.00 of the Series C Preferred Stock, or 100 shares, and $13,500,003.93 of the Series D Preferred Stock, or 1,465,800 shares, of which CVCA purchased 1,085,767 shares. Sprout may be obligated to purchase the additional $4,500,000 in aggregate principal amount of the Notes and 534,200 shares of the Series D Preferred Stock at the Second Closing.

         Pursuant to that certain Purchase Agreement, dated as of September 1998, among CCP, CVCA and CBCI, L.P., CVCA sold to CBCI, L.P. and CBCI, L.P. purchase from CVCA all of the Notes in aggregate principal amount of $15,000,000, 100 shares of Gentle Dental Series A Preferred Stock and 1,085,767 shares of Gentle Dental Series D Preferred Stock owned by CVCA.

         The Purchase Agreement contains covenants regarding the transfer of securities. No Investor shall transfer its securities, without the prior written consent of Gentle Dental, to any competitor of Gentle Dental. Additionally, the Series A Preferred Stock and the Series C Preferred Stock may only be transferred to affiliates of the Investors. Moreover Gentle Dental has the right to repurchase the Series A Preferred Stock from CBCI, L.P. if (i) CBCI, L.P. sells 65% or more of its common stock equivalents before the Second Closing or (ii) CBCI, L.P. converts all of its common stock equivalents.

         The Purchase Agreement provides that the Investors shall have access to the records of Gentle Dental and that Gentle Dental shall furnish its financial reports to each of the Investors. Gentle Dental convenants that it shall, among other things, pay its taxes, preserve its corporate existence, maintain and preserve its properties and use its best efforts to upgrade the listing of the Common Stock from the NASDAQ SmallCap Market System to the NASDAQ National Market System within 90 days of the First Closing. Gentle Dental covenants that it shall not, among other things, change the nature of its business, permit the Board (other than members appointed by the Investors) to exceed 15 members or make fundamental changes in the structure of Gentle Dental.

         The Amendment, attached hereto as Exhibit B and incorporated by reference, sets forth additional rights and privileges of each of the classes of the Preferred Stock of Gentle Dental. More specifically, the Amendment sets forth, where applicable, voting rights, rights to dividends, liquidation preferences, rights of redemption, conversion rights, voting rights, rights to distributions and observer rights.

         Pursuant to a merger (the "Gentle Dental Merger") of an acquisition subsidiary of the Company with and into Gentle Dental under and in accordance with that certain Agreement and Plan of Reorganization and Merger (the "Merger Agreement"), dated as of October 15, 1998, as amended February 3, 1999 and February 9, 1999, by and among the Company, Wisdom Holdings Acquisition Corp. I, a Delaware corporation, Wisdom Holdings Acquisition Corp. II, a Delaware corporation, Gentle Dental and Dental Care Alliance, Inc., a Delaware corporation ("DCA"), on March 12, 1999, the effective date of the Gentle Dental Merger, each outstanding share of Gentle Dental Common Stock was converted into the right to receive one share of the Company's Common Stock, each outstanding share of Gentle Dental Series A and Gentle Dental Series D Preferred Stock, respectively, was converted into the right to receive one share of the Company's Series A and Series D Preferred Stock, having the same designations and rights with respect to the Company as the shares of Gentle Dental Preferred Stock had with respect to Gentle Dental. In addition, in connection with the Gentle Dental Merger, the Notes were amended to provide that in each instance in which the Notes were convertible into shares of Gentle Dental capital stock the Notes instead shall be convertible into the same number of shares and series of the Company's capital stock.

                              Page 7 of 14 Pages

                                  Schedule 13D

Company:  InterDent, Inc.                             CUSIP Number:  45865R109
--------                                              -------------

         The holders of the Company's Series A Preferred Stock have the right to appoint one member of the Company's Board of Directors. In 1999, CBCI, L.P. appointed Eric Green, an employee of CBCI, L.P., to the Company's Board of Directors.

         The Company and the Investors entered into a Registration Rights Agreement, attached hereto as Exhibit H and incorporated by reference, which grants the Investors certain rights with respect to registration under the Securities Act of 1933, as amended. Under the terms of the Registration Rights Agreement, CBCI, L.P. may demand that the Company register shares held by the Investors. A majority of the Investors may require the Company to file a shelf registration statement, which statement shall qualify as the demand registration of CBCI, L.P. The Registration Rights Agreement also grants "piggy-back" rights to the Investors to participate in certain registration statements filed by the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit A                  Securities Purchase Agreement dated as of May 12,
                           1998 by and among Gentle Dental and the purchasers named therein. Incorporated by reference to Exhibit
                           4.1 of Gentle Dental's Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on July 2, 1998.

Exhibit B                  Amendment to Restated Articles of Incorporation,
                           as filed with the Secretary of State of the State of Washington on May 14, 1998, as amended by the Articles of Correction as filed with the same on May
                           18, 1998. Incorporated by reference to Exhibits 3.1 and 3.2, respectively, of Gentle Dental's Quarterly
                           Report on Form 10-Q filed with the SEC on August 14,
                           1998.

Exhibit C                  Purchase Agreement, dated as of September 1998,
                           among Chase Capital Partners, a New York general partnership, CVCA and CBCI, L.P.

Exhibit D                  Agreement and Plan of Reorganization and Merger
                           ("Merger Agreement"), dated as of October 15, 1998, by and among the Company (formerly known as Wisdom
                           Holdings, Inc.), Wisdom Holdings Acquisition Corp. I, a Delaware corporation, Wisdom Holdings Acquisition
                           Corp. II, a Delaware corporation, Gentle Dental and
                           DCA. Incorporated by reference to Exhibit 2.1 of Gentle Dental's Report on Form 8-K filed with the
                           SEC on October 30, 1998.

Exhibit E                  Amendment No. 1 to the Merger Agreement, dated
                           February 3, 1999. Incorporated by reference to
                           Exhibit 2.1 of Amendment No. 3 to the Company's
                           Registration Statement on Form S-4 filed with the SEC on February 9, 1999.

Exhibit F                  Amendment No. 2 to the Merger Agreement, dated
                           February 9, 1999. Incorporated by reference to
                           Exhibit 2.1 of Amendment No. 4 to the Company's
                           Registration Statement on Form S-4 filed with the SEC on February 9, 1999.

Exhibit G                  Certificate of Designations of the Company, as filed
                           with the Secretary of State of Delaware on February
                           8, 1999. Incorporated by reference to Exhibit 3.5 of
                           Amendment No. 3 to the company's Registration
                           Statement on Form S-4 filed with the SEC on February
                           9, 1999.

Exhibit H                  Registration Rights Agreement, dated as of March 11,
                           1999, by and among the Company and the Holders (as described therein).



                              Page 8 of 14 Pages

                                  Schedule 13D

Company:  InterDent, Inc.                             CUSIP Number:  45865R109
--------                                              -------------

SCHEDULE A
----------

                  Item 2 information for executive officers and directors of Chase Capital.

SCHEDULE B

                  Item 2 information for executive officers and directors of Chase.


                              Page 9 of 14 Pages

                                  Schedule 13D

Company:  InterDent, Inc.                             CUSIP Number:  45865R109
--------                                              -------------




                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 22, 1999               CB CAPITAL INVESTORS, L.P.


                                    By:      CB CAPITAL INVESTORS, INC.,
                                             its General Partner

                                    By: /s/ Jeffrey C. Walker
                                        ---------------------------------------
                                        Name:  Jeffrey C. Walker
                                        Title: Managing General Partner


                              Page 10 of 14 Pages

                                  Schedule 13D

Company:  InterDent, Inc.                             CUSIP Number:  45865R109
--------                                              -------------




                                                                SCHEDULE A
                                                                ----------


                           CHASE CAPITAL CORPORATION
                           -------------------------


                               Executive Officers
                               ------------------


Chairman & Chief Executive Officer              William B. Harrison, Jr.*
President                                       Jeffrey C. Walker**
Executive Vice President                        Mitchell J. Blutt, M.D.**
Vice President & Secretary                      Gregory Meridith*
Vice President                                  George E. Kelts**
Assistant Secretary                             Robert C. Carroll*



                                   Directors
                                   ---------


                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**


--------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o CCP, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                              Page 11 of 14 Pages

                                  Schedule 13D

Company:  InterDent, Inc.                             CUSIP Number:  45865R109
--------                                              -------------


                                                                  SCHEDULE B
                                                                  ----------



                        THE CHASE MANHATTAN CORPORATION
                        -------------------------------


                              Executive Officers*
                              -------------------


                    Walter V. Shipley, Chairman of the Board
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                 Donald L. Boudreau, Vice Chairman of the Board
                    Marc Shapiro, Vice Chairman of the Board
                 Joseph G. Sponholz, Vice Chairman of the Board
                   John J. Farrell, Director, Human Resources
       Frederick W. Hill, Director, Corporate Marketing and Communication
                      William H. McDavid, General Counsel

                             Directors**
                             -----------

                           Principal Occupation or Employment;
Name                       Business or Residence Address
----                       -----------------------------

Hans W. Becherer           Chairman of the Board
                           Chief Executive Officer
                           Deere & Company
                           8601 John Deere Road
                           Moline, IL 61265

Frank A. Bennack, Jr.      President and Chief Executive Officer
                           The Hearst Corporation
                           959 Eighth Avenue
                           New York, NY  10019

Susan V. Berresford        President
                           The Ford Foundation
                           320 East 43rd Street
                           New York, NY  10017


* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.


                              Page 12 of 14 Pages

                                  Schedule 13D

Company:  InterDent, Inc.                             CUSIP Number:  45865R109
--------                                              -------------

                           Principal Occupation or Employment;
Name                       Business or Residence Address
----                       -----------------------------

M. Anthony Burns           Chairman, President and Chief Executive Officer
                           Ryder System, Inc.
                           3600 N.W. 82nd Avenue
                           Miami, FL  33166

H. Laurance Fuller         Chairman of the Board and Chief Executive Officer
                           Amoco Corporation
                           200 East Randolph Drive
                           Chicago, IL  60601

Melvin R. Goodes           Chairman of the Board and
                            Chief Executive Officer
                           Warner-Lambert Company
                           201 Tabor Road
                           Morris Plains, NJ  07950

William H. Gray, III       President and Chief Executive Officer
                           The College Fund/UNCF
                           8260 Willow Oaks Corporate Drive
                           P.O. Box 10444
                           Fairfax, VA  22031

George V. Grune            Chairman of the Board and Chief Executive Officer
                           The Reader's Digest
                            Association, Inc.
                           Chairman of the Board
                           The DeWitt Wallace-Reader's Digest Fund
                           Lila Wallace-Reader's Digest Fund
                           Reader's Digest Road
                           Pleaseantville, NY 10570

William B. Harrison, Jr.   Vice Chairman of the Board
                           The Chase Manhattan Corporation
                           270 Park Avenue, 8th Floor
                           New York, NY  10017-2070

Harold S. Hook             Retired Chairman of the Board
                           American General Corporation
                           2929 Allen Parkway
                           Houston, TX  77019

Helene L. Kaplan           Of Counsel
                           Skadden, Arps, Slate, Meagher & Flom
                           919 Third Avenue - Room 29-72
                           New York, NY  10022

                              Page 13 of 14 Pages

                                  Schedule 13D

Company:  InterDent, Inc.                             CUSIP Number:  45865R109
--------                                              -------------

                           Principal Occupation or Employment;
Name                       Business or Residence Address
----                       -----------------------------

Thomas G. Labrecque        President
                           The Chase Manhattan Corporation
                           270 Park Avenue, 8th Floor
                           New York, NY  10017-2070

Henry B. Schacht           Chairman of the Board and
                            Chief Executive Officer
                           Lucent Technologies, Inc.
                           600 Mountain Avenue - Room 6A511
                           Murray Hill, NJ  07974

Walter V. Shipley          Chairman of the Board and Chief
                           Executive Officer
                           The Chase Manhattan Corporation
                           270 Park Avenue, 8th Floor
                           New York, NY  10017-2070

Andrew C. Sigler           Retired Chairman of the Board
                            and Chief Executive Officer
                           Champion International Corporation
                           1 Champion Plaza
                           Stamford, CT 06921

John R. Stafford           Chairman, President and Chief
                            Executive Officer
                           American Home Products Corporation
                           Five Giralda Farms
                           Madison, NJ  07940

Marina v.N. Whitman        Professor of Business Administration
                            and Public Policy
                           The University of Michigan
                           School of Public Policy
                           411 Lorch Hall, 611 Tappan Street
                           Ann Arbor, MI  48109-1220